EXHIBIT 12.1
PROLOGIS
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in thousands)

	Six Months Ended
	June 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Earnings from continuing operations	$167,919	$126,004	$233,428	$248,406	$247,273	$126,435	$212,713

Add:

Interest Expense	71,485	77,314	153,334	155,475	152,958	163,629	172,191

Earnings, as Adjusted	$239,404	$203,318	$386,762	$403,881	$400,231	$290,064	$384,904

Fixed Charges:

Interest Expense	$71,485	$77,314	$153,334	$155,475	$152,958	$163,629	$172,191

Capitalized Interest	27,581	16,686	37,388	36,425	30,534	24,276	18,549

Total Fixed Charges	$99,066	$94,000	$190,722	$191,900	$183,492	$187,905	$190,740

Ratio of Earnings, as Adjusted to Fixed Charges	2.4	2.2	2.0	2.1	2.2	1.5	2.0

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